09040331

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NO.
8-52250

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (mm/dd/yy) AND ENDING 12/31/08 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HANSON MCCLAIN RETIREMENT NETWORK, LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

3620 FAIR OAKS BLVD., SUITE 400
(No and Street)

SACRAMENTO, (City) CALIFORNIA (State) 95864 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAT MCCLAIN (916) 608-1525
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

SEC Mail Processing Section

MAR 02 2009

Washington, DC
111

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VL

OATH OR AFFIRMATION

I, **PAT MCCLAIN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **HANSON MCCLAIN RETIREMENT NETWORK, LLC** as of **DECEMBER 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Managing Member

Title

Notary Public

NYLENE E. RAY
Commission # 1820368
Notary Public - California
Sacramento County
My Comm. Expires Oct 28, 2012

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hanson McClain Retirement Network, LLC

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Member
Hanson McClain Retirement Network, LLC
Sacramento, California

We have audited the accompanying statement of financial condition of Hanson McClain Retirement Network, LLC (the Company) as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanson McClain Retirement Network, LLC at December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

E Wintter + Associates

February 26, 2009

Hanson McClain Retirement Network, LLC

Statement of Financial Condition

December 31, 2008

Assets

Cash and cash equivalents	$	1,789,070
Deposit with clearing organization		50,000
Accounts receivable		79,759
Securities owned, at market value		4,612
Prepaid expenses and other assets		193,982
Notes receivable		455,533
Furniture and equipment, net of $44,383 accumulated depreciation		0
Total assets	$	2,572,956

Liabilities and Member's Equity

Accounts payable	$	16,109
Accrued expenses		100,180
Due to clearing organization		20,554
Due to affiliate		38,332
Total liabilities		175,175
Member's equity		2,397,781
Total liabilities and member's equity	$	2,572,956

See independent auditor's report and accompanying notes.

Hanson McClain Retirement Network, LLC

Statement of Income

For the Year Ended December 31, 2008

Revenues:	
Commissions	$ 5,830,091
Marketing revenue	5,557,851
Other income	2,354,790
Interest income	47,538
Total revenue	13,790,270
Expenses:	
Compensation	1,130,740
Clearing and other fee expense	516,819
Professional fees	215,548
Revenue sharing fees	214,918
Guaranteed payments	93,334
Interest expense	71,382
Rent expense	38,298
Depreciation	5,701
Other operating expenses	820,614
Total expenses	3,107,354
Income before taxes	10,682,916
Tax provision	15,090
Net income	$ 10,667,826

See independent auditor's report and accompanying notes.

Hanson McClain Retirement Network, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2008

Members' Equity at December 31, 2007	$ 756,515
Distributions	(9,026,560)
Net income	10,667,826
Member's Equity at December 31, 2008	$ 2,397,781

See independent auditor's report and accompanying notes.

Hanson McClain Retirement Network, LLC

Statement of Cash Flows

For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$10,667,826
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	5,701
(Increase) decrease in:	
Deposit with clearing organization	(50,000)
Accounts receivable	(62,878)
Securities owned, at market value	(4,612)
Prepaid expenses and other assets	(95,689)
Increase (decrease) in:	
Accounts payable	(99,841)
Accrued expenses	(3,758)
Due to clearing organization	20,554
Due to affiliate	38,332
Other liabilities	(5,803)
Net cash provided (used) by operating activities	10,409,832
CASH FLOWS FROM INVESTING ACTIVITIES	
Issuance of notes receivable	(692,963)
Payments received on notes receivable	259,931
Net cash provided (used) by operating activities	(433,032)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(9,026,560)
Net increase (decrease) in cash and cash equivalents	$ 950,240
Cash and cash equivalents, beginning of year	838,830
Cash and cash equivalents, end of year	$ 1,789,070
SUPPLEMENTAL DISCLOSURES	
Interest paid	$ 71,382
Taxes paid	$ 4,100

See independent auditor's report and accompanying notes.

Hanson McClain Retirement Network LLC

Notes to the Financial Statements

December 31, 2008

(1) Organization

Hanson McClain Retirement Network LLC (the Company) was formed as a Limited Liability Company in California in July 1998, with a termination date of July 1, 2028. Under this form of organization, the member is not liable for the debts of the Company.

The Company registered as a broker-dealer with the Securities and Exchange Commission in February 2000, and is a member of the Financial Industry Regulation Authority. Prior to 2008, the Company primarily provided marketing and training support to independent financial advisors. In 2008, the Company also became a securities dealer with customer accounts. The Company conducts business under a fully disclosed agreement with National Financial Services LLC (NFS).

(2) Summary of Significant Accounting Policies

Customer and Proprietary Securities Transactions
The Company clears all customers' transactions on a fully disclosed basis in accordance with a clearing agreement with NFS. The Company promptly transmits all funds and securities to NFS and does not otherwise hold funds or securities for, or owe money or securities to, customers. Commission income and expenses and related clearing charges generated from customer securities transactions are recorded on a settlement date basis which is not significantly different than trade date basis.

The company, in its capacity as a securities dealer, records proprietary securities transactions in regular-way trades on the trade date, as if they had settled. Profit and loss arising from all proprietary securities transactions entered into and for the account and risk of the Company are recorded on a trade date basis. In connection with these proprietary securities transactions, the Company will have amounts receivable and payable to their clearing broker for transactions that have not reached their contractual settlement date. These receivables and payables are recorded net on the statement of financial condition.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions and estimates. These assumptions and estimates affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses. Accordingly, actual results could differ from amounts reported.

(2) Summary of Significant Accounting Policies (continued)

Accounts Receivable
The Company evaluates its accounts receivable and estimates the provision for doubtful accounts receivable based on historical collection experience, delinquency rates, bankruptcies, and information obtained about and/or provided by the person or entity who owes the Company and other current economic conditions.

Past due balances over 30 days are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2008, the Company had no cash equivalents.

Furniture and Equipment
Furniture and equipment are stated at cost and includes office furniture and equipment, business software and computers. Expenditures for repairs and maintenance which do not extend the useful life of the furniture and equipment, along with purchases below $1,000 are charged to expense when made. Upon retirement, the asset cost and related accumulated depreciation are relieved from the financial statements. Depreciation and amortization are computed using the straight-line method over the estimated useful lives ranging from 3 to 5 years.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments approximate the carrying values of such amounts. No financial instruments are held for trading purposes.

Income Taxes
No provision or liability for federal income taxes has been made in the financial statements since the Company's income and losses are reported on the members' tax returns. The provision is for the annual California state limited liability minimum tax and annual fee.

The Company has elected to defer the provisions of FIN 48, Accounting for Uncertainty in Income Taxes, under the provisions of FSP FIN 48-3. The Company uses a FAS 5, Loss Contingencies, approach for evaluating uncertain tax positions. They continually evaluate expiring statues of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

(3) Risk Concentrations

Cash Balance

The Company maintains cash balances at one financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2008 the Company's uninsured cash balance totaled $1,677,188.

Major Customers and Suppliers

Due to the nature of the Company's marketing and training support business, 38% of revenues during the year were generated from marketing partners registered with Securities America, Inc. (SAI).

(4) Deposit with Clearing Organization

The Company's clearing organization, National Financial Services (NFS), requires that they maintain at least $50,000 in deposits. NFS also requires that the Company maintain a minimum net capital of $100,000.

(5) Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2008:

Furniture and equipment	$ 21,726
Office equipment	17,728
Business software and computers	4,929
	44,383
Less accumulated depreciation	(44,383)
Net furniture and equipment	$ 0

(6) Retirement Plan

The Company sponsors a 401(k) Plan so that employees may contribute a portion of their pretax income into a retirement fund. The Company elected to contribute $53,206 in 2008 to the 401(k) Plan to supplement employee contributions. This amount is included in compensation in the statement of operations.

(7) Lease Commitments

The Company's office lease in Folsom, California expired in 2008 and was not renewed. Total rents paid for the Folsom office was $37,868.

(8) Notes Receivable

	Balance
On August 1, 2007, the Company accepted a promissory note for $30,000 with a former marketing partner. The unsecured promissory note is payable in 24 monthly payments of $1,250 including imputed interest at 7% through July 1, 2009.	$ 8,750
On January 10, 2008, the Company accepted a promissory note for $69,412 with a former marketing partner. The unsecured promissory note is payable in 7 quarterly payments of $9,916 including imputed interest at 7% through July 10, 2009.	28,540
On May 10, 2008, the Company accepted a promissory note for $96,000 with a former marketing partner. The unsecured promissory note is payable in 36 monthly payments of $2,975 including imputed interest at 7.25% through April 10, 2011.	73,508
On August 15, 2008, the Company accepted a termination agreement with a former marketing partner. The unsecured termination agreement is payable in 1 payment of $126,082.20 and 25 payments of $17,546.04 including imputed interest at 8.33% through December 31, 2010.	343,538
	$ 454,336

(9) Related Parties

On February 8, 2008, the Company became a wholly owned subsidiary of Hanson McClain Group, Inc. (HMG) when the members of the Company exchanged their membership interest for common stock in HMG.

In October 2008, HMG and the Company entered into a contract for certain administrative services, such as office space, information technology, computer and telephone support, human resource management and accounting services. In 2008, the Company paid $280,000 to HMG for these services. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

(10) Litigation

In 2007, the Company was involved in a claim for breach of contract and/or declaratory relief against 27 marketing partners, who entered into joint marketing agreements with the Company primarily concerning the termination provisions of the agreement. In 2008, the arbitrator clarified and confirmed that the respondents are not required to pay the Company the specified termination payments noted in the agreements, but that the respondents are required to pay the Company three or seven year trail payments as provided for in the agreements. In addition, the Company was awarded $1,360,875 in arbitration settlements for legal fees which were included in other income.

The company also reached an agreement with several respondents and accepted $783,291 in termination payments which are payable over 3 to 4 years. This amount was also included in other income.

(11) Financial Instruments with Off- Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

(12) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed 15 to 1. As of December 31, 2008, the Company's net capital is $1,634,271, which is $1,584,271 in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capitol at December 31, 2008 was .10 to 1.

SUPPLEMENTAL INFORMATION

Hanson McClain Retirement Network, LLC

Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2008

Net Capital		
Total member's equity qualified for net capital		$ 2,397,781
Less: Non-allowable assets		
Notes receivable	$ 455,533	
Prepaid expenses	193,982	
Accounts receivable	79,759	
Total non-allowable assets		729,274
Net capital before haircuts		1,668,507
Less: Haircut on securities		34,236
Net capital		$ 1,634,271
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $175,175 or $50,000, whichever is greater		50,000
Excess net capital		$ 1,584,271

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2008)

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2008	$ 1,645,977
Increase in member's equity	55,386
Increase in non-allowable assets	(66,400)
Increase in haircuts	(692)
Net capital per above computation	$ 1,634,271

Hanson McClain Retirement Network, LLC

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

For the Year Ended December 31, 2008

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control
Requirements Under Rule 15c3-3

For the Year Ended December 31, 2008

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Member
Hanson McClain Retirement Network, LLC
Sacramento, California

In planning and performing our audit of the financial statements and supplemental schedules of Hanson McClain Retirement Network LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 26, 2009

Hanson McClain Retirement Network, LLC

Annual Audit Report

December 31, 2008

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Hanson McClain Retirement Network, LLC

Annual Audit Report

December 31, 2008

ERNST WINTTER & ASSOCIATES
Certified Public Accountants